[Bell, Boyd & Lloyd LLC Letterhead]

DAVID P. GLATZ

312.807.4295

dglatz@bellboyd.com

DIRECT FAX: 312.827.8065

July 31, 2006

Mr. Andrew P. Schoeffler

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Schoeffler:

CFC International, Inc.

Amendment No. 1 to

Preliminary Information Statement on Schedule 14C

Filed July 19, 2006

File No. 000-27222

This letter responds to the comment contained in your letter dated July 25, 2006, regarding Amendment No. 1 to the Information Statement on Schedule 14C filed on July 19, 2006 (the “Information Statement”) by CFC International, Inc. (“CFC”). For convenience, your comment is repeated in italics below, with the response immediately following.

The response to your comment is included in Amendment No. 2 to the Information Statement, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the Information Statement, is enclosed for your convenience.

Fairness Opinion of Houlihan Lokey, page 15

Market Multiple Methodology, page 19

1.    Comment: Please discuss the basis for the selection of the multiples range that you have applied to your company’s March 31, 2006 LTM and expected operating results. The discussion of the ten comparable public companies and calculation of their multiples suggests that they form some basis for the multiples that you applied to your company. However, the “selected ranges” that Houlihan Lokey used do not appear to reflect the mean, median, or range indicated on any measure in the comparable public company analysis. Please also elaborate on how Houlihan Lokey determined the discount for the minority interest and the amount of that discount. We note that the information here states that it is presented on a minority-interest basis.

Mr. Andrew P. Schoeffler

Securities and Exchange Commission

July 31, 2006

Response: As set forth in the first paragraph on page 19 of the Information Statement, due to the level of product diversification within CFC’s segments, Houlihan Lokey did not identify a specific comparable company that singularly matched the profile of CFC, and Houlihan Lokey selected ten publicly traded companies with characteristics most similar to CFC. As set forth in the last paragraph on page 20 of the Information Statement, Houlihan Lokey identified differences between CFC and the ten selected companies, including differences in size (CFC being smaller than seven of the ten selected public companies) and factors related to CFC’s recent performance and growth prospects. As a result, Houlihan Lokey used its professional judgment and experience to select multiples to apply to CFC that were lower than the median and mean, but generally within the overall ranges, of the other public companies to account for the differences between CFC and the selected public companies. Houlihan Lokey believes that the selected multiples accurately reflect the inherent differences between CFC and the other public companies. Accordingly, CFC has added a line showing the ranges for each of the categories of multiple presented in the table on page 20 and has revised the first sentence of the first paragraph on page 21 as follows (additional language is underlined, and deleted language is struck through):

To account for the differences between CFC and the selected public companies, Houlihan Lokey selected, based on its professional judgment and experience, revenue multiples which were higher, and EBITDA and EBIT multiples which were lower, than the median and mean of the public companies and which Houlihan Lokey believed accurately reflected the inherent differences between CFC and the public companies.

Houlihan Lokey did not determine a discount for a minority interest in CFC, and “minority interest basis” does not refer to a discounted value. As noted in the second paragraph on page 21 of the Information Statement, Houlihan Lokey deems the indicated range of value obtained from the market multiple methodology to be on a “minority interest basis” premise of value because the public company values are based on the sales of minority positions (the stock sales being of less than 50% of the total voting stock). An acquisition price represents a controlling premise of value because it incorporates a control premium (the amount paid above the most recent quoted price of the stock). Accordingly, CFC has revised the last sentence of the second paragraph on page 21 and added a sentence that paragraph as follows:

The indicated range of value is considered a Minority Interest Basis marketable premise of value because the multiples are derived from the publicly traded share prices of the comparable companies, which by definition are not change of control transactions, and thus represent an indication of value of shares in a public company without attribution of value that might be accorded ownership of control of the entity.

* * * * *

Mr. Andrew P. Schoeffler

Securities and Exchange Commission

July 31, 2006

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Mark McMillan at 312.807.4383.

Very truly yours,

/s/    David P. Glatz

David P. Glatz

Enclosures

Copy	(w/encl.) to Dennis W. Lakomy